Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

investor.relations@51job.com

51job, Inc. Announces Results of Annual Shareholders Meeting

SHANGHAI, China, December 21, 2011 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced the results of its annual general meeting of shareholders held in Shanghai today.

At the meeting, shareholders resolved to elect each of the following individuals to the Company’s Board of Directors until the close of its next annual general meeting of shareholders: David K. Chao, Hisayuki Idekoba, James Jianzhang Liang, Donald L. Lucas and Rick Yan.  In addition, shareholders resolved to amend the Company’s 2009 Share Option Plan to increase the number of common shares reserved for issuance thereunder from 5,000,000 common shares to a total of 10,000,000 common shares in order to continue incentivizing employees to support the growth of the Company.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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